Exhibit 99.4

CERTIFICATE

Section 2.20(c) of National Instrument 54-101

TO:

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority—Securities Division

The Manitoba Securities Commission

New Brunswick Financial and Consumer Services Commission

Prince Edward Island Securities Office

Nova Scotia Securities Commission

Service NL, Newfoundland and Labrador

RE:	Special Meeting of Shareholders of Mountain Province Diamonds Inc. ("Mountain Province") to be held on April 9, 2018 ("Mountain Province Meeting").

In connection with the Mountain Province Meeting, the undersigned, being an officer of Mountain Province, hereby certifies for and on behalf of Mountain Province and not in a personal capacity, that:

(a)	arrangements have been made to have the proxy-related materials for the special meeting delivered in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of National Instrument 54-101 ("NI 54-101");

(b)	Mountain Province has arranged to have carried out all of the requirements of NI 54-101 in additional to those described in paragraph (a) above; and

(c)	Mountain Province is relying on section 2.20(c) of NI 54-101 to abridge the time period prescribed by section 2.2(1) of NI 54-101 applicable to the special meeting.

Dated this 9th day of March, 2018.

MOUNTAIN PROVINCE DIAMONDS INC.

Per:	(signed) "Perry Ing"
Name: Perry Ing Title: Chief Financial Officer